UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Material Fact by Natura &Co Holding S.A. dated April 3, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: April 4, 2023.

Item 1

NATURA &CO HOLDING S.A.	NATURA COSMÉTICOS S.A.
Publicly-Held Company	Publicly-Held Company
CNPJ/MF No. 32.785.497/0001-97	CNPJ/MF No. 71.673.990/0001-77

MATERIAL FACT

Natura enters into binding agreement to sell Aesop

Natura &Co Holding S.A. (“Natura &Co”) and Natura Cosméticos S.A. (“Natura”), further to the information provided in the material facts of October 17, 2022 and March 17, 2023, as well as in the notices to the market of November 29, 2022 and January 30, 2023, inform the shareholders of Natura &Co and the market in general that on April 3rd, 2023, Natura entered into a binding agreement to sell Aesop to L’Oréal Groupe.

Under the agreed terms, the enterprise value of the transaction is US$ 2.525 billion. The transaction will support Natura &Co’s financial deleveraging and position it to focus, with strict financial discipline, on its strategic priorities, notably the integration in Latin America, as well as the further optimization of Avon International’s footprint and the continued improvement of The Body Shop´s business.

The purchase price will be paid in cash on closing, which is expected to occur in the third quarter of 2023 and is subject to customary regulatory approvals.

Natura &Co will hold a conference call for shareholders, analysts, investors and the market in general to discuss the transaction. Details of the conference call will be released soon.

São Paulo, April 3, 2023.

GUILHERME CASTELLAN	JOÃO PAULO BROTTO GONÇALVES FERREIRA
CFO and Investor Relations Officer Natura &Co Holding S.A.	CEO and Investor Relations Officer Natura Cosméticos S.A.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.